ALBRIGHT & BLUM, P. C.
                                ATTORNEYS AT LAW

                       17337 Ventura Boulevard, Suite 208
                            Encino, California 91316
                     Ph. (818) 789-0779 o Fax (818) 235-0134
                              www.albrightblum.com

                                 August 7, 2006


Messeret Nega, Esq. &
John Stickel, Esq.
SECURITIES AND EXCHANGE COMMISSION
100 F Street, Mail Stop 3561
Washington, D.C.  20549

Re:      Advanced Media Training, Inc. (the "Registrant")
         Schedule 14C, Amendment Number 4
         Original Filing Date:      March 1, 2006
         Amended: May 3, 2006, June 5, 2006, July 19, 2006, August 7, 2006
         SEC File No.:     000-50333

Dear Ms. Nega and Mr. Stickel:

Per your request, I have attached a redline in pdf format of the Registrant's 4th amendment to Schedule 14C filed via EDGAR this date as versus the Registrant's 3rd amendment to Schedule 14C filed July 19, 2006.

Thank you for your time and cooperation and please do not hesitate to contact either Buddy Young, Registrant's President, CEO and CFO, or the undersigned with any additional requests.

                                 Sincerely,


                                 /s/ L. Stephen Albright
                                 -------------------------
                                 L. STEPHEN ALBRIGHT, Esq.


enclosures

c:       Buddy Young, Advanced Media Training, Inc., w/encls